OPGEN, INC.
708 Quince Orchard Road, Suite 160
Gaithersburg, MD 20878

April 30, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549
Attention: John Reynolds

Re:	OpGen, Inc. Registration Statement on Form S-1
(File No. 333-202478)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-1 effective as of 5:00 p.m., May 4, 2015, or as soon thereafter as practicable.

In connection with this request, OpGen, Inc. (the “Company”) acknowledges: that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to the undersigned at (301) 869-9683 or to Mary J. Mullany at (215) 864-8631.

Sincerely,

/s/ Timothy C. Dec
Timothy C. Dec
Chief Financial Officer

cc:                                Evan Jones
Mary J. Mullany, Esq.
Hillary Daniels
Richard Baumann, Esq.